EXHIBIT 1
                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8618
24 October 2001

Sir,
                   Sub: Minutes of 15th Annual General Meeting

As required by clause 31(d) of the listing agreement with Indian Stock Exchanges, please find sent herewith a copy of the minutes of the 15th AGM held on 27 September 2001.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ R.N. Aditya
R.N. Aditya
Asst. Company Secretary

Encl.:  As above.

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Calcutta -700 001. Fax No (33)220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asal Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg., Lower Parel, Mumbai - 400 013 Fax No.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. HeadOffice: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange No.: +1 212 6565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Shri S. Kannan, DGM(PA), for SEC filing requirements, Fax 1195.

                          VIDESH SANCHAR NIGAM LIMITED

MINUTES OF THE FIFTEENTH ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF VIDESH SANCHAR NIGAM LIMITED HELD ON THURSDAY, 27 SEPTEMBER 2001, AT 11:00 HOURS AT BIRLA MATUSHRI SABHAGAR, NEW MARINE LINES, MUMBAI - 400020.

PRESENT

    Shri S.K. Gupta            :     In the Chair (Chairman & Managing Director)
    Shri Anish Mehta           :     Representing President of India
    Shri Rajneesh Gupta        :     Director (NW) and Member
    Shri RSP Sinha             :     Director (Finance) and Member
    Shri Subodh Bhargava       :     Director
    Shri Ashok Wadhwa          :     Director and Chairman, Audit Committee
    Shri HP Wagle              :     Director
    Smt. Sadhana Dikshit       :     Director
    Shri P.V. Vaidyanathan     :     Director
    and 711 other Shareholders were present in person or by proxy.

IN ATTENDANCE

    Shri Satish Ranade             :     Company Secretary
    Shri Narendra Jain      }      :     Partners, M/s. Khandelwal Jain & Co.
    Shri Pankaj Jain        }      :     Chartered Accounts
    Shri Shailesh Shah      }      :     (Statutory Auditors).

    Shri E.K. Irani                :     Partner, M/s. Kalyaniwalla & Mistry
                                         Chartered Accountants
                                         (Statutory Auditors).

  I.  PREAMBLE:

      At the outset the Company Secretary invited the Chairman of the Board Shri S.K. Gupta to take the Chair in pursuance to the Article 49 of the Articles of Association of the Company and informed him that the quorum is present. Shri S.K. Gupta then took the Chair and conducted the proceedings of the Meeting.

  II. OPENING STATEMENT:

      The Chairman extended warm welcome to the Members as also the Directors present and called the meeting to the order. With the consent of the Members present, the Notice convening the meeting was taken as read.

  III.AUDITORS' REPORT:

      At the request of the Chairman, the Company Secretary read the Auditors' Report for the year 2000-2001.

  IV. CHAIRMAN'S ADDRESS:

      The Chairman, thereafter, addressed the meeting.

  V.  DISCUSSION:

      Before the Chairman invited the Members to raise points, if any, regarding his address and Annual Audited Accounts for the year ended 31 March, 2001, the Chairman introduced the Directors present on the dais. Shareholders thereafter requested that before the questions, the Chairman may allow resolution No. 1 to be moved and seconded.

  VI. RESOLUTION NO. 1
      ----------------

      Accordingly, the Chairman took up resolution for item No. 1 from the Notice. Shri Arun Gupta proposed the following resolution as ordinary resolution. "RESOLVED THAT THE AUDITED PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM 1 APRIL 2000 TO 31 MARCH 2001 AND THE BALANCE SHEET AS AT 31 MARCH 2001 ALONG WITH SCHEDULES AND NOTES THEREON AND THE DIRECTORS' REPORT FOR THAT YEAR BE AND ARE HEREBY APPROVED AND ADOPTED."
      Shri Anish Mehta, President's representative seconded the resolution. Some points were raised by the shareholders after the resolution was seconded which were suitably replied from the Chair.
      The Chairman put the resolution to vote by show of hands and declared the resolution No. 1 as carried unanimously.

  VII.RESOLUTION NO. 2
      ----------------

      The Chairman took up resolution for item No. 2 from the Notice.

      Brigadier G.R. Virmani proposed the following resolution as ordinary resolution.

      "RESOLVED THAT AS RECOMMENDED BY DIRECTORS A NORMAL DIVIDEND AT THE ENHANCED RATE OF RS.10/- PER SHARE AND A SPECIAL DIVIDEND @RS.40/- PER SHARE TO COINCIDE WITH THE FIRST YEAR OF NYSE LISTING, TOTALING TO RS.50/- (RUPEES FIFTY ONLY) PER SHARE OF RS.10/- EACH OUT OF THE PROFITS OF THE YEAR ON TWO HUNDRED & EIGHTY FIVE MILLION EQUITY SHARES OF RS.TEN EACH AMOUNTING TO RS. 14250 MILLION (RUPEES FOURTEEN THOUSAND TWO HUNDRED AND FIFTY MILLION) BE APPROVED AND THE SAID DIVIDEND BE PAID IN ACCORDANCE WITH SECTION 205 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 1956:

            (I) TO THOSE MEMBERS WHOSE NAMES APPEAR ON THE REGISTER OF MEMBERS OF THE COMPANY, AFTER GIVING EFFECT TO ALL VALID SHARE TRANSFERS IN PHYSICAL FORM LODGED WITH M/S.SHAREPRO SERVICES, R&T AGENT OF THE COMPANY ON OR BEFORE SATURDAY, THE 15TH SEPTEMBER, 2001.

            (II) IN RESPECT OF SHARES HELD IN ELECTRONIC FORM, TO THOSE "DEEMED MEMBERS" WHOSE NAMES APPEAR IN THE STATEMENTS OF BENEFICIAL OWNERSHIP FURNISHED BY NATIONAL SECURITIES DEPOSITORY LIMITED (NSDL) AND CENTRAL DEPOSITORY SERVICES (INDIA) LIMITED (CDSL) AS AT THE END OF BUSINESS ON SATURDAY THE 15TH SEPTEMBER, 2001.

      Shri Anish Mehta, President's representative seconded the resolution. The Chairman put the resolution to vote by show of hands and declared the resolution as carried unanimously.

  VIII.RESOLUTION NO. 3
       ----------------

      The Chairman took up the Resolution for item No. 3 from the Notice.
      Shri  Mahesh  Keswani  proposed  the  following   resolution  as  ordinary
      resolution.

      "RESOLVED THAT SHRI R.S.P. SINHA WHO RETIRES BY ROTATION AT THIS ANNUAL GENERAL MEETING AND BEING ELIGIBLE OFFERS HIMSELF FOR REAPPOINTMENT, BE AND IS HEREBY APPOINTED AS DIRECTOR LIABLE TO RETIRE BY ROTATION."
      Shri Debajit Dutta seconded the resolution.
      The Chairman put the resolution to vote by show of hands and declared the resolution as carried unanimously.

  IX. RESOLUTION NO. 4
      ----------------

      The Chairman took up the Resolution for item No. 4 from the Notice.
      Maj. R.P. Singh proposed the following resolution as Ordinary Resolution:
      "RESOLVED THAT SHRI ASHOK WADHWA WHO RETIRES BY ROTATION AT THIS ANNUAL GENERAL MEETING AND BEING ELIGIBLE OFFERS HIMSELF FOR REAPPOINTMENT, BE AND IS HEREBY APPOINTED AS DIRECTOR LIABLE TO RETIRE BY ROTATION."
      Shri Hardev Singh seconded the resolution.
      The Chairman put the Ordinary Resolution to vote by show of hands and declared the resolution as carried unanimously.

  X.  RESOLUTION NO. 5
      ----------------

      The Chairman took up the Resolution for item No. 5 from the Notice.
      Shari S. S. Bodh proposed the following resolution as Ordinary Resolution. "RESOLVED THAT SHRI H.P. WAGLE WHO RETIRES BY ROTATION AT THIS ANNUAL GENERAL MEETING AND BEING ELIGIBLE OFFERS HIMSELF FOR REAPPOINTMENT, BE AND IS HEREBY APPOINTED AS DIRECTOR LIABLE TO RETIRE BY ROTATION."
      Shri Arun Gupta seconded the resolution.
      The Chairman put the Ordinary Resolution to vote by show of hands and declared the resolution as carried unanimously.

  XI. RESOLUTION NO. 6
      ----------------

      The Chairman took up the Resolution for item No. 6 from the Notice.
      Shri  Debajit  Dutta   proposed  the  following   resolution  as  Ordinary
      Resolution.
      "RESOLVED THAT PURSUANT TO SECTION 224 (8)(AA) READ WITH SECTION 619 OF THE COMPANIES ACT, 1956, THE BOARD OF DIRECTORS OF THE COMPANY BE AND IS HEREBY AUTHORISED TO FIX THE REMUNERATION OF THE AUDITORS OF THE COMPANY TO BE APPOINTED BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA FOR THE FINANCIAL YEAR 2001-2002."
      Shri K.P. Tiwari  seconded the  resolution.
      The Chairman put the Ordinary Resolution to vote by show of hands. The Chairman declared the resolution as carried with requisite majority.

  XII.RESOLUTION NO. 7
      ----------------

      The Chairman stated that since Shri R.I. Choudhary who had given the notice under Section 257 of the Companies Act, 1956 proposing his own candidature for appointment as Director on the Board of VSNL has withdrawn his candidature for election as Director vide his letter dated 28 August 2001. Hence this item has been withdrawn form the agenda.

      On a query from the floor whether this candidature was supported by the requisite deposit of Rs.500/-, the meeting was informed that the deposit was received and as per the Act, the deposit shall be refunded if the person succeeds in getting elected as a Director. The meeting then expressed that having withdrawn the candidature after the date of AGM notice, the deposit need not be refunded.

  XIV.After the Vote of Thanks to the chair, the Chairman declared the proceedings as concluded.

Place:      Mumbai.                                               Approved
Dated: